Exhibit 99.1

ITURAN ANNOUNCES FILING OF 2018 ANNUAL REPORT
 ON FORM 20-F WITH THE SECURITIES & EXCHANGE COMMISION

AZOUR, Israel – April 30, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 with the U.S. Securities and Exchange Commission ("SEC").  The Annual Report is available through Ituran’s investor relations website, accessible from www.ituran.com as well as on the SEC's website at www.sec.gov.

Interested investors may obtain a hard copy of the Annual Report on Form 20-F, including the complete audited financial statements, free of charge, by sending a request to the investor relations team at Ituran.

Ituran also announced that in the audited financial statements, the fourth quarter 2018 non cash and non-operating profit of $4.8 million related to the investment round in Bringg, was not recognized but rather a smaller amount of $1.0 million. This was due to the fact that preferred shares were issued to new investors in the last investment round, providing them with an anti-dilution and preference clauses. This impact the reported net income for the fourth quarter and full year 2018 .It has no impact on the company's on-going operation nor on the company's cash flow and cash position.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1.7 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,200 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246